FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
X Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
	Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response....0.5
(Print or Type Responses)
1. Name and Address of Reporting Person* BROWN RICHARD H.	2. Issuer Name and Ticker or Trading Symbol Electronic Data Systems Corporation ("EDS")	6. Relationship of Reporting Person(s) to issuer (Check all that apply) _X__Director ___10% Owner _X_ Officer or ___Other (Below)
(Last) (First) (Middle) 5400 LEGACY DRIVE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/24/03	6. (Continued) - Title: CHAIRMAN & CEO
(Street) PLANO TX 75024	5. If Amendment, Date of Original	7. Individual or Joint/Group Filing (Check Applicable Lines) __X__ Form filed by One Reporting Person ______ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/ Day/Year)	2A. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								27,118*	D
Common Stock								1,611**	I	By Hewitt Associates LLC

NOTE:  THIS REPORTING PERSON CEASED BEING AN INSIDER, AND ISSUER'S CHAIRMAN/CEO ON 3/20/03.
*  This total includes 13.6167 shares acquired on 3/10/03 pursuant to a dividend reinvestment feature of the Issuer's Employee
     Stock Purchase Plan.
** These shares were held in trust under the EDS 401(k) Plan as of February 28, 2003.  Hewitt Associates LLC accounts for holdings in the stock fund in units, comprised of stock and cash reserves.  The number of shares reported above represents an approximate value based upon the fund balance and market value of EDS Common Stock as of February 28, 2003.

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date if any (Month/Day /Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- sable and Expiration Date (Month/Day /Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Iinstr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction (s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira tion Date	Title	Amount or No. of shares
Employee Stock Option (right to buy) 12/10/98 Grant	$41.50												1,000,000+	D
Employee Stock Option (right to buy) 12/10/99 Grant	$66.875												400,000+	D
Employee Stock Option (right to buy) 10/23/01 Grant	$61.45												400,000+	D
Phantom Stock - EDP	1 for 1	02/14/03		A		1,397		Imed	(1)	Common Stock	1,397	$15.97	333,153+	D
Phantom Stock - EDP	1 for 1												210,000+	D
Phantom Stock - EDP	1 for 1												250,000+	D
Phantom Stock - EDP	1 for 1												50,000+	D
Common Stock (right to buy) 02/10/03 Grant	$16.205												60,750+	D

Explanation of Responses:

(1)   Shares of phantom stock units under the Issuer's Executive Deferral Plan are issued following termination of the Reporting
       Person's employment with the Issuer.  The amount reported is for 2/12/03 dividends in the amount of 1,397 phantom shares at $15.97 per share.
+     Pursuant to Section 11.2.5 of the Reporting Person's Employment Agreement ("Agreement"), effective with the termination date, immediate vesting and exercisability of, and termination of any restriction on sale or transfer (other than by law) with respect to every Compensation Award outstanding at the time of termination.  Agreement also allows for immediate payout of all deferred compensation.  Reporting Person's Agreement effective January 1, 1999 between Issuer and Reporting
       Person was filed previously with the SEC as Exhibit 10(q) to Issuer's 1998 10K.

               /S/  LINDA EPSTEIN                                03/24/03
   Linda Epstein as Attorney-in-Fact for                 Date
   Richard H. Brown

**Intentional misstatements or omissions of facts constitute federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 788ff(a).